Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2020 Financial Results

Strategic Refocusing Plan Delivered Positive Results

HANGZHOU, China, March 10, 2021 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Following the Company’s previously announced decision to wind down its Store+ business by the end of 2020, starting with this announcement for the fourth quarter ended December 31, 2020, Store+’s historical financial results for the periods prior to the wind-down will be reflected in the Company’s consolidated financial statements as discontinued operations.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “In the fourth quarter of 2020, we executed our strategic refocusing plan and turned our business around amid strong industry competition, attesting to our ability to make quick and decisive changes in our strategies and operational practices. We continued to make improvements to all of our business segments and reduced losses, which put us back on the path to strong growth and profitability. Our Express segment under new management focused on strengthening network stability, optimizing product and cost structure, as well as enhancing service quality. In December 2020, despite a net loss for the quarter, net profit for Express turned positive for the first time since the second quarter of 2020. Our Freight segment continued to strengthen its industry leadership, demonstrating 25.1% year-over-year volume growth while returning to profitability. We also took initiatives to improve our Supply Chain Management performance as we focused on higher-margin customers. Our Global business continued its growth momentum by gaining more cross-border and Southeast Asia businesses, achieving over 400% parcel volume growth year-over-year.”

“While the Company suffered major setbacks due to the pandemic in 2020, we have taken decisive actions to steer the Company back to the path of growth and profitability. We firmly believe the worst is behind us and the future is bright. We entered 2021 with optimism and strong momentum, and anticipate strong growth for our business as the year progresses. We are determined to strengthen our market share, optimize cost structure, improve service quality and customer experience, and build out a leading integrated smart supply chain and logistics company to deliver sustainable and powerful future growth,” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, commented, “We concluded a challenging 2020 with a fourth quarter focusing on strategic initiatives. We took decisive actions to realign our businesses to adapt to the evolving competitive market conditions as well as set a solid foundation for future growth. Our revenue, affected by the challenging pricing environment and reduced by the wind-down of Store+ during the quarter, was RMB9.3 billion. As part of our refocusing strategy, we identified and executed additional measures to manage our costs, expenses and liquidity. In the fourth quarter, we generated net operating cash flow of RMB347 million while maintaining a healthy combined balance of cash and cash equivalents, restricted cash and short-term investments of RMB4.5 billion. As we progress into 2021, we will remain focused on improving our capital structure as well as enhancing our balance sheet and cash flow to support the Company’s future growth. Based on current market conditions and current operations, we expect the Company’s revenue for the full fiscal year of 2021 to be between RMB34 billion and RMB36 billion. This forecast reflects management’s current and preliminary expectation, which is subject to change.”

FINANCIAL HIGHLIGHTS(1)

For the Fourth Quarter Ended December 31, 2020:

Results presented herein exclude Store+-related discontinued operations

•                  Revenue was RMB9,255.4 million (US$1,418.4 million), a decrease of 8.9% year-over-year (“YoY”). The decrease was primarily due to a decrease in average selling price (“ASP”) per parcel in Express business, partially offset by an increase in Express parcel volume.

•                  Gross Profit was RMB50.1 million (US$7.7 million), a decrease of 91.1% YoY compared to gross profit of RMB561.5 million in the same period of 2019. The decrease was primarily due to a steeper ASP decrease than unit cost reduction in Express business. Gross Margin was 0.5%, a decrease of 5.0 percentage points (“ppts”) YoY.

•                      Net Loss was RMB492.9 million (US$75.5 million), compared to a net income of RMB132.6 million in the same period of 2019. Non-GAAP Net Loss(2)(3) was RMB475.7 million (US$72.9 million), compared to non-GAAP net income of RMB146.8 million in the same period of 2019.

•                      Diluted EPS(4) was negative RMB1.26 (US$0.19), compared to RMB0.36 in the same period of 2019. Non-GAAP Diluted EPS(3)(4) was negative RMB1.22 (US$0.19), compared to RMB0.39 in the same period of 2019.

•                      EBITDA(5) was negative RMB305.2 million (US$46.8 million), compared to RMB245.9 million in the same period of 2019. Adjusted EBITDA(3)(5)  was negative RMB288.0 million (US$44.1 million), compared to RMB259.2 million in the same period of 2019.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

For the Fiscal Year Ended December 31, 2020:

Results presented herein exclude Store+-related discontinued operations

•                  Revenue was RMB29,995.0 million (US$4,596.9 million), a decrease of 7.3% YoY. The decrease was primarily due to a decrease in ASP per parcel in Express business, partially offset by an increase in Express parcel volume.

•                      Gross Profit was RMB238.1 million (US$36.5 million), a decrease of 85.5% YoY compared to gross profit of RMB1,637.3 million in fiscal year 2019. The decrease was primarily due to a steeper ASP decrease than unit cost reduction in Express and Freight businesses. Gross Margin was 0.8%, a decrease of 4.3 percentage points YoY.

•                      Net Loss was RMB1,683.1 million (US$257.9 million), compared to a net income of RMB172.7 million in fiscal year 2019. Non-GAAP Net Loss was RMB1,569.3 million (US$240.5 million), compared to non-GAAP net income of RMB253.9 million in fiscal year 2019.

•                      Diluted EPS was negative RMB4.28 (US$0.66), compared to RMB0.49 in fiscal year 2019. Non-GAAP Diluted EPS was negative RMB3.98 (US$0.61), compared to RMB0.70 in fiscal year 2019.

•                      EBITDA was negative RMB1,046.1 million (US$160.3 million), compared to RMB652.9 million in fiscal year 2019. Adjusted EBITDA was negative RMB935.1 million (US$143.3 million), compared to RMB730.4 million in fiscal year 2019.

BUSINESS HIGHLIGHTS(6)

•                  The Company made significant changes in the fourth quarter of 2020 across its business segments. The initial positive results brought about by these changes affirms the Company’s strategic direction targeting a sustainable recovery.

•                  The Company continues to evaluate strategic options aimed at enhancing its balance sheet and profitability.

BEST Express — The strategic refocusing plan announced in November 2020 focused on optimizing product structure, improving network stability and flexibility, as well as enhancing service quality and customer experience. These initiatives have already resulted in an encouraging recovery, demonstrated by improving parcel unit economics. Despite a net loss for the quarter, it achieved net profit for the month of December. During the quarter, parcel volume increased by 6.0% YoY, representing a market share of 9.5% during the quarter. Gross margin contracted by 7.2 ppts due to a decline in ASP per parcel of 20.4% YoY, partially offset by a decrease in average cost per parcel of 14.3% YoY. In fiscal year 2020, total parcel volume increased by 12.7% YoY to 8.54 billion, representing a market share of 10.2%.

(6) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

BEST Freight — Freight continued strong post-pandemic recovery and delivered a strong quarter with a higher-than-industry-average growth rate while returning to profitability. The Company continued to emphasize the e-commerce aspect of its freight services, solidify its leadership position and brand recognition, and improve operating efficiency. Freight volume increased by 25.1% YoY in the fourth quarter of 2020. Gross margin was 5.5%, having recovered to pre-COVID level, and improved by 4.5 ppts quarter-over-quarter (“QoQ”), as pricing in the fourth quarter continued to rebound. Average cost per tonne and ASP both decreased by 16.7% YoY. In fiscal year 2020, total Freight volume increased by 20.2% YoY to 8.4 million tonnes.

BEST Supply Chain Management — The total number of orders fulfilled by Cloud OFCs increased by 11.7% YoY to 136.1 million in the fourth quarter of 2020 and the total number of orders fulfilled by franchised Cloud OFCs increased by 15.1% YoY to 67.1 million. The number of franchised OFCs increased by 22.2% YoY to 358 in the fourth quarter of 2020. In fiscal year 2020, the total number of orders fulfilled by Cloud OFCs increased by 21.4% YoY to 433.2 million and the total number of orders fulfilled by franchised Cloud OFCs increased by 35.9% YoY to 214.7 million. In the fourth quarter of 2020, gross margin for Supply Chain Management decreased by 6.3 ppts YoY, primarily due to one-off costs incurred by closing down Store+-  related operations, and pricing pressure associated with certain legacy key account customers, which are in the process of being discontinued.

BEST Global — In the fourth quarter of 2020, Global continued to expand cross-border and Southeast Asia business and margin improvement. In the fourth quarter, parcel volume in Thailand increased by 25.0% QoQ to 12.3 million, while parcel volume in Vietnam increased by 35.9% QoQ to 14 million. Global’s gross margin expanded by 7.4 ppts YoY. In fiscal year 2020, total parcel volume in Thailand increased by 612.8% YoY to 37.3 million, and total parcel volume in Vietnam increased by 852.0% YoY to 33.8 million.

BEST UCargo — As of December 31, 2020, the number of registered drivers on the UCargo mobile app increased by 70.6% YoY to over 320,000. In the fourth quarter, the total number of transactions on the trucking brokerage platform increased by 19.0% YoY to 255,139. In fiscal year 2020, the total number of transactions on the trucking brokerage platform increased by 19.2% YoY to 738,131.

BEST Capital — As of December 31, 2020, BEST Capital had provided financing solutions to 13,410 trucks in total.

BEST Store+ — The Company has completed the wind-down of its Store+ business in accordance with the announcement on November 15, 2020.

Key Operational Metrics

	Three Months Ended			% Change YoY
	December 31, 2018	December 31, 2019	December 31, 2020	2019 vs 2018	2020 vs 2019
Express Parcel Volume (in ‘000)	1,868,489	2,437,959	2,585,249	30.5%	6.0%
Freight Volume (Tonne in ‘000)	1,605	2,097	2,623	30.6%	25.1%
Supply Chain Management Orders Fulfilled (in ‘000)	83,623	121,907	136,126	45.8%	11.7%
UCargo Number of Transactions (in ‘000)	196	214	255	9.6%	19.0%
Global Parcel Volume in Southeast Asia (in ‘000)	14	5,157	27,891	37,112%	441%

	Fiscal Year Ended			% Change YoY
	December 31, 2018	December 31, 2019	December 31, 2020	2019 vs 2018	2020 vs 2019
Express Parcel Volume (in ‘000)	5,470,092	7,576,204	8,535,133	38.5%	12.7%
Freight Volume (Tonne in ‘000)	5,430	6,980	8,392	28.5%	20.2%
Supply Chain Management Orders Fulfilled (in ‘000)	246,717	356,905	433,224	44.7%	21.4%
UCargo Number of Transactions (in ‘000)	466	619	738	32.8%	19.2%
Global Parcel Volume in Southeast Asia (in ‘000)	14	8,785	73,586	63,293%	738%

FINANCIAL RESULTS

For the Fourth Quarter Ended December 31, 2020:

Results presented herein exclude Store+-related discontinued operations

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 — Breakdown of Revenue by Business Segment

	Three Months Ended
	December 31, 2019		December 31, 2020
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	6,896,868	68.0%	5,822,926	892,402	63.0%	(15.6)%
Freight	1,555,229	15.3%	1,620,388	248,335	17.5%	4.2%
Supply Chain Management	608,583	6.0%	542,332	83,116	5.9%	(10.9)%
Global	135,423	1.3%	253,351	38,828	2.7%	87.1%
UCargo	908,887	8.9%	957,865	146,799	10.3%	5.4%
Capital	51,741	0.5%	58,497	8,965	0.6%	13.1%
Total Revenue	10,156,731	100.0%	9,255,359	1,418,445	100.0%	(8.9)%

•                  Express Service Revenue decreased by 15.6% YoY to RMB5,822.9 million (US$892.4 million) from RMB6,896.9 million, primarily due to a 20.4% YoY decrease in ASP per parcel, partially offset by a 6.0% YoY increase in parcel volume. The decrease in ASP per parcel is primarily attributable to competitive market dynamics.

•                  Freight Service Revenue increased by 4.2% YoY to RMB1,620.4 million (US$248.3 million) from RMB1,555.2 million, primarily due to a 25.1% YoY increase in freight volume, partially offset by a 16.7% YoY decrease in ASP per tonne.

•                  Supply Chain Management Service Revenue decreased by 10.9% YoY to RMB542.3 million (US$83.1 million) from RMB608.6 million, primarily due to pricing pressure associated with certain legacy key account customers, partially offset by a 11.7% YoY increase in the total number of orders fulfilled by Cloud OFCs.

•                  Global Service Revenue increased by 87.1% YoY to RMB253.4 million (US$38.8 million) from RMB135.4 million, primarily due to strong growth in parcel volumes in Southeast Asia.

•                  UCargo Service Revenue increased by 5.4% YoY to RMB957.9 million (US$146.8 million) from RMB908.9 million, primarily due to an increased number of total transactions.

•                  Capital Service Revenue increased by 13.1% YoY to RMB58.5 million (US$9.0 million) from RMB51.7 million.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	December 31, 2019		December 31, 2020			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(6,489,669)	94.1%	(5,900,035)	(904,220)	101.3%	7.2	ppt
Freight	(1,468,828)	94.4%	(1,530,702)	(234,590)	94.5%	0.1	ppt
Supply Chain Management	(577,977)	95.0%	(549,212)	(84,170)	101.3%	6.3	ppt
Global	(156,028)	115.2%	(273,222)	(41,873)	107.8%	(7.4	)ppt
UCargo	(896,662)	98.7%	(945,577)	(144,916)	98.7%	0.0	ppt
Capital	(6,045)	11.7%	(6,557)	(1,005)	11.2%	(0.5	)ppt
Total Cost of Revenue	(9,595,209)	94.5%	(9,205,305)	(1,410,774)	99.5%	5.0	ppt

Cost of Revenue was RMB9,205.3 million (US$1,410.8 million) or 99.5% of revenue in the fourth quarter of 2020, compared to RMB9,595.2 million or 94.5% of revenue in the same quarter of 2019. The increase of 5.0 ppts in cost of revenue as a percentage of revenue was primarily attributable to a steeper decrease in ASP than unit cost reduction.

Table 3 — Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	December 31, 2019	December 31, 2020	YoY
Express:
Average Cost Per Parcel	2.66	2.28	(14.3)%
Average Transportation Cost Per Parcel	0.75	0.66	(12.0)%
Average Labor Cost Per Parcel	0.22	0.21	(4.5)%
Average Lease Cost Per Parcel	0.09	0.09	0.0%
Average Other Cost Per Parcel	0.12	0.09	(25.0)%
Average Last-mile Cost Per Parcel	1.48	1.23	(16.9)%
Freight:
Average Cost Per Tonne	700.6	583.5	(16.7)%

•                  Express Service Average Cost per Parcel decreased by 14.3%, primarily due to improved operating efficiency and economies of scale.

•                  Freight Service Average Cost per Tonne decreased by 16.7% YoY, primarily due to improved operating efficiency, network optimization and economies of scale.

Gross Profit was RMB50.1 million (US$7.7 million) in the fourth quarter of 2020, compared to gross profit of RMB561.5 million in the same quarter of 2019; Gross Margin was 0.5%, compared to 5.5% in the same quarter of 2019.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	December 31, 2019		December 31, 2020			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(400,643)	3.9%	(498,716)	(76,432)	5.4%	1.5	ppt
Adjusted for SBC Expenses	(26,366)	0.2%	(23,864)	(3,657)	0.3%	0.1	ppt
Adjusted Selling, General and Administrative Expenses	(374,277)	3.7%	(474,852)	(72,775)	5.1%	1.4	ppt
Research and Development Expenses	(52,076)	0.5%	(53,788)	(8,243)	0.6%	0.1	ppt
Adjusted for SBC Expenses	(354)	0.0%	(1,785)	(274)	0.0%	0.0	ppt
Adjusted Research and Development Expenses	(51,722)	0.5%	(52,003)	(7,969)	0.6%	0.1	ppt
Total Operating Expenses	(452,719)	4.4%	(552,504)	(84,675)	6.0%	1.6	ppt
Adjusted for SBC Expenses	(26,720)	0.2%	(25,649)	(3,931)	0.3%	0.1	ppt
Adjusted Total Operating Expenses	(425,999)	4.2%	(526,855)	(80,744)	5.7%	1.5	ppt

Selling, General and Administrative Expenses were RMB498.7 million (US$76.4 million) or 5.4% of revenue in the fourth quarter of 2020, compared to RMB400.6 million or 3.9% of revenue in the same quarter of 2019. The increase in selling, general and administrative expenses was primarily attributable to additional accrued provision for certain trade receivables due to the pandemic and losses on disposal of fixed assets due to an upgrade of Express equipment.

Research and Development Expenses were RMB53.8 million (US$8.2 million) or 0.6% of revenue in the fourth quarter of 2020, compared to RMB52.1 million, or 0.5% of revenue in the same quarter of 2019.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the fourth quarter of 2020 were RMB26.1 million (US$4.0 million), compared to RMB27.4 million in the same quarter of 2019. In the fourth quarter of 2020, RMB0.5 million (US$0.1 million) was allocated to cost of revenue, RMB0.5 million (US$0.1 million) was allocated to selling expenses, RMB23.3 million (US$3.6 million) was allocated to general and administrative expenses, and RMB1.8 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the fourth quarter of 2020 was RMB492.9 million (US$75.5 million), compared to net income of RMB132.6 million in the same period of 2019. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Net Loss in the fourth quarter of 2020 was RMB475.7 million (US$72.9 million), compared to non-GAAP net income of RMB146.8 million in the same quarter of 2019.

The following table sets forth a breakdown of non-GAAP net loss for the three months ended December 31, 2020 by segment.

Table 5 — Breakdown of non-GAAP Net Loss by Segment

	Three Months Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(7)	Total
Non-GAAP Net Income/(Loss)	(262,178)	13,841	(77,198)	(58,433)	(36,913)	12,920	(67,717)	(475,678)

(7) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Diluted EPS and Non-GAAP Diluted EPS

Diluted EPS in the fourth quarter of 2020 was negative RMB1.26 (US$0.19), based on a weighted average of 385.6 million diluted shares outstanding during the quarter. This is compared to RMB0.36 on a weighted average of 392.8 million diluted shares outstanding in the same period of 2019. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Diluted EPS in the fourth quarter of 2020 was negative RMB1.22 (US$0.19), compared to RMB0.39 in the same period of 2019. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA in the fourth quarter of 2020 was negative RMB288.0 million (US$44.1 million), compared to RMB259.2 million in same quarter in 2019. Adjusted EBITDA Margin was negative 3.1% in the fourth quarter of 2020, compared to 2.6% in the same quarter in 2019.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended December 31, 2020 by segment.

Table 6 — Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(8)	Total
Adjusted EBITDA	(158,255)	31,962	(67,323)	(54,680)	(34,508)	18,528	(23,694)	(287,970)
Adjusted EBITDA Margin	(2.7)%	2.0%	(12.4)%	(21.6)%	(3.6)%	31.7%	—	(3.1)%

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2020, cash and cash equivalents, restricted cash and short-term investments were RMB4,464.2 million (US$684.2 million), compared to RMB5,005.5 million as of December 31, 2019.

Net Cash Generated From Operating Activities

Net cash generated from operating activities was RMB346.9 million (US$53.2 million), compared to RMB606.2 million in the same period of 2019. The decrease in net cash generated from operating activities was mainly due to decreasing ASP per parcel for the Express business segment.

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Capital Expenditures (“CAPEX”)

CAPEX was RMB331.1 million (US$50.7 million), or 3.6% of total revenue in the fourth quarter ended December 31, 2020, compared to CAPEX of RMB387.6 million, or 3.8% of total revenue, in the same period of 2019.

For the Fiscal Year Ended December 31, 2020:

Results presented herein exclude Store+-related discontinued operations

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 7 — Breakdown of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2019		December 31, 2020
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	21,822,442	67.5%	19,417,559	2,975,871	64.7%	(11.0)%
Freight	5,224,355	16.1%	5,156,551	790,276	17.2%	(1.3)%
Supply Chain Management	2,195,759	6.8%	1,912,323	293,076	6.4%	(12.9)%
Global	336,874	1.0%	777,656	119,181	2.6%	130.8%
UCargo	2,574,054	8.0%	2,519,919	386,194	8.4%	(2.1)%
Capital	205,203	0.6%	211,021	32,340	0.7%	2.8%
Total Revenue	32,358,687	100.0%	29,995,029	4,596,938	100.0%	(7.3)%

•                  Express Service Revenue decreased by 11.0% YoY to RMB19,417.6 million (US$2,975.9 million) from RMB21,822.4 million, primarily due to a 21.0% YoY decrease in ASP per parcel, partially offset by a 12.7% YoY increase in parcel volume. The decrease in ASP per parcel is primarily attributable to competitive market dynamics.

•                  Freight Service Revenue decreased by 1.3% YoY to RMB5,156.6 million (US$790.3 million) from RMB5,224.4 million, primarily due to a 17.9% YoY decrease in ASP per tonne, partially offset by a 20.2% YoY increase in freight volume.

•                  Supply Chain Management Service Revenue decreased by 12.9% YoY to RMB1,912.3 million (US$293.1 million) from RMB2,195.8 million, primarily due to pricing pressure associated with certain legacy key account customers, partially offset by a 21.4% YoY increase in the total number of orders fulfilled by Cloud OFCs.

•                  Global Service Revenue increased by 130.8% YoY to RMB777.7 million (US$119.2 million) from RMB336.9 million, primarily due to strong growth in parcel volumes in Southeast Asia.

•                  UCargo Service Revenue decreased by 2.1% YoY to RMB2,519.9 million (US$386.2 million) from RMB2,574.1 million.

•                  Capital Service Revenue increased by 2.8% YoY to RMB211.0 million (US$32.3 million) from RMB205.2 million.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 8 — Breakdown of Cost of Revenue by Business Segment

	Fiscal Year Ended					% of
	December 31, 2019		December 31, 2020			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(20,793,370)	95.3%	(19,470,937)	(2,984,052)	100.3%	5.0	ppt
Freight	(4,934,937)	94.5%	(5,063,236)	(775,975)	98.2%	3.7	ppt
Supply Chain Management	(2,052,006)	93.5%	(1,846,901)	(283,050)	96.6%	3.1	ppt
Global	(371,404)	110.3%	(875,733)	(134,212)	112.6%	2.3	ppt
UCargo	(2,517,642)	97.8%	(2,473,857)	(379,135)	98.2%	0.4	ppt
Capital	(52,001)	25.3%	(26,225)	(4,019)	12.4%	(12.9	)ppt
Total Cost of Revenue	(30,721,360)	94.9%	(29,756,889)	(4,560,443)	99.2%	4.3	ppt

Cost of Revenue was RMB29,756.9 million (US$4,560.4 million) or 99.2% of revenue in fiscal year 2020, compared to RMB30,721.4 million or 94.9% of revenue in fiscal year 2019. The increase of 4.3 ppts in cost of revenue as a percentage of revenue was primarily attributable to intensified Express market competition and a pricing lag after the PRC government reinstated highway tolls. As a result, the decrease in ASP outpaced reduction in unit cost in Express and Freight businesses.

Table 9 — Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Fiscal Year Ended		% Change
(in RMB)	December 31, 2019	December 31, 2020	YoY
Express:
Average Cost Per Parcel	2.74	2.28	(16.9)%
Average Transportation Cost Per Parcel	0.75	0.64	(14.7)%
Average Labor Cost Per Parcel	0.24	0.21	(12.5)%
Average Lease Cost Per Parcel	0.10	0.10	0.0%
Average Other Cost Per Parcel	0.13	0.10	(23.1)%
Average Last-mile Cost Per Parcel	1.52	1.23	(19.1)%
Freight:
Average Cost Per Tonne	707.0	603.4	(14.7)%

•                  Express Service Average Cost per Parcel decreased by 16.9%, primarily due to improved operating efficiency and economies of scale.

•                  Freight Service Average Cost per Tonne decreased by 14.7% YoY, primarily due to improved operating efficiency, network optimization and economies of scale.

Gross Profit was RMB238.1 million (US$36.5 million) in fiscal year 2020, compared to gross profit of RMB1,637.3 million in fiscal year 2019; Gross Margin was 0.8%, compared to 5.1% in fiscal year 2019.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 10 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Fiscal Year Ended
	December 31, 2019		December 31, 2020			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(1,365,657)	4.2%	(1,740,134)	(266,688)	5.8%	1.6	ppt
Adjusted for SBC Expenses	(82,714)	0.2%	(119,488)	(18,312)	0.4%	0.2	ppt
Adjusted Selling, General and Administrative Expenses	(1,282,943)	4.0%	(1,620,646)	(248,376)	5.4%	1.4	ppt
Research and Development Expenses	(204,234)	0.6%	(191,417)	(29,336)	0.6%	0.0	ppt
Adjusted for SBC Expenses	(7,209)	0.0%	(7,763)	(1,190)	0.0%	0.0	ppt
Adjusted Research and Development Expenses	(197,025)	0.6%	(183,654)	(28,146)	0.6%	0.0	ppt
Total Operating Expenses	(1,569,891)	4.8%	(1,931,551)	(296,024)	6.4%	1.6	ppt
Adjusted for SBC Expenses	(89,923)	0.2%	(127,251)	(19,502)	0.4%	0.2	ppt
Adjusted Total Operating Expenses	(1,479,968)	4.6%	(1,804,300)	(276,522)	6.0%	1.4	ppt

Selling, General and Administrative Expenses were RMB1,740.1 million (US$266.7 million) or 5.8% of revenue in fiscal year 2020, compared to RMB1,365.7 million or 4.2% of revenue in fiscal year 2019. The increase in selling, general and administrative expenses was primarily attributable to increase in staff costs of Southeast Asia business, additional accrued provision for certain trade receivables due to the pandemic and losses on disposal of fixed assets due to an upgrade of Express’s equipment.

Research and Development Expenses were RMB191.4 million (US$29.3 million) or 0.6% of revenue in fiscal year 2020, compared to RMB204.2 million, or 0.6% of revenue in fiscal year 2019. The decrease in research and development expenses was primarily attributable to capitalization of certain research and development expenditures to intangible assets.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in fiscal year 2020 were RMB129.7 million (US$19.9 million), compared to RMB91.7 million in fiscal year 2019. In fiscal year 2020, RMB2.4 million (US$0.4 million) was allocated to cost of revenue, RMB7.7 million (US$1.2 million) was allocated to selling expenses, RMB111.8 million (US$17.1 million) was allocated to general and administrative expenses, and RMB7.8 million (US$1.2 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in fiscal year 2020 was RMB1,683.1 million (US$257.9 million), compared to net income of RMB172.7 million in fiscal year 2019. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Net Loss in fiscal year 2020 was RMB1,569.3 million (US$240.5 million), compared to non-GAAP net income of RMB253.9 million in fiscal year 2019.

The following table sets forth a breakdown of non-GAAP net loss for fiscal year 2020 by segment.

Table 11 — Breakdown of non-GAAP Net Loss by Segment

	Fiscal Year Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(9)	Total
Non-GAAP Net Income/(Loss)	(741,117)	(188,703)	(164,066)	(239,926)	(113,638)	94,492	(216,365)	(1,569,323)

Diluted EPS and Non-GAAP Diluted EPS

Diluted EPS in fiscal year 2020 was negative RMB4.28 (US$0.66), based on a weighted average of 387.5 million diluted shares outstanding during fiscal year 2020. This is compared to RMB0.49 on a weighted average of 388.5 million diluted shares outstanding in fiscal year 2019. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Diluted EPS in fiscal year 2020 was negative RMB3.98 (US$0.61), compared to RMB0.70 in fiscal year 2019. A reconciliation of non-GAAP Diluted EPS to Diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was negative RMB935.1 million (US$143.3 million) in fiscal year 2020, compared to RMB730.4 million in fiscal year 2019. Adjusted EBITDA Margin was negative 3.1% in fiscal year 2020, compared to 2.3% in fiscal year 2019.

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the in fiscal year 2020 by segment.

Table 12 — Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Fiscal Year Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(10)	Total
Adjusted EBITDA	(379,039)	(124,060)	(122,123)	(227,583)	(109,621)	114,700	(87,373)	(935,099)
Adjusted EBITDA Margin	(2.0)%	(2.4)%	(6.4)%	(29.3)%	(4.4)%	54.4%	—	(3.1)%

Net Cash Generated From Operating Activities

Net cash generated from operating activities in fiscal year 2020 was RMB11.2 million (US$1.7 million), compared to RMB1,131.2 million of net cash generated from operating activities in fiscal year 2019. The decrease in net cash generated from operating activities was mainly due to decreased ASP for the Express and Freight segments.

Capital Expenditures (“CAPEX”)

CAPEX was RMB1,587.7 million (US$243.3 million), or 5.3% of total revenue in fiscal year 2020, compared to CAPEX of RMB1,497.7 million, or 4.6% of total revenue in fiscal year 2019.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 387.7 million ordinary shares outstanding(11). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, the Company expects its revenue for the full fiscal year of 2021 to be between RMB34 billion and RMB36 billion. This forecast reflects management’s current and preliminary expectation, which is subject to change.

MANAGEMENT CHANGE

Mr. Bo Liu, senior vice president and general manager of BEST Store+ of the Company, has left the Company in late February 2021.

(10) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(11) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on March 10, 2021 (10:00 am Beijing Time on March 11, 2021), to discuss its financial results and operating performance for the fourth quarter and fiscal year 2020.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 9453989

A replay of the conference call will be accessible through March 17, 2021 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10152635

Please visit the Company’s investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP Diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	6,896,868	5,822,926	892,402	21,822,442	19,417,559	2,975,871
Freight	1,555,229	1,620,388	248,335	5,224,355	5,156,551	790,276
Supply Chain Management	608,583	542,332	83,116	2,195,759	1,912,323	293,076
Global	135,423	253,351	38,828	336,874	777,656	119,181
UCargo	908,887	957,865	146,799	2,574,054	2,519,919	386,194
Capital	51,741	58,497	8,965	205,203	211,021	32,340
Total Revenue	10,156,731	9,255,359	1,418,445	32,358,687	29,995,029	4,596,938
Cost of Revenue
Express	(6,489,669)	(5,900,035)	(904,220)	(20,793,370)	(19,470,937)	(2,984,052)
Freight	(1,468,828)	(1,530,702)	(234,590)	(4,934,937)	(5,063,236)	(775,975)
Supply Chain Management	(577,977)	(549,212)	(84,170)	(2,052,006)	(1,846,901)	(283,050)
Global	(156,028)	(273,222)	(41,873)	(371,404)	(875,733)	(134,212)
UCargo	(896,662)	(945,577)	(144,916)	(2,517,642)	(2,473,857)	(379,135)
Capital	(6,045)	(6,557)	(1,005)	(52,001)	(26,225)	(4,019)
Total Cost of Revenue	(9,595,209)	(9,205,305)	(1,410,774)	(30,721,360)	(29,756,889)	(4,560,443)
Gross Profit	561,522	50,054	7,671	1,637,327	238,140	36,495
Selling Expenses	(200,554)	(124,967)	(19,152)	(432,939)	(477,902)	(73,242)
General and Administrative Expenses	(200,089)	(373,749)	(57,280)	(932,718)	(1,262,232)	(193,446)
Research and Development Expenses	(52,076)	(53,788)	(8,243)	(204,234)	(191,417)	(29,336)
Total Operating Expenses	(452,719)	(552,504)	(84,675)	(1,569,891)	(1,931,551)	(296,024)
Loss from Operations	108,803	(502,450)	(77,004)	67,436	(1,693,411)	(259,529)
Interest Income	24,149	16,621	2,547	95,440	74,727	11,452
Interest Expense	(26,719)	(53,473)	(8,195)	(79,486)	(174,607)	(26,760)
Foreign Exchange Loss	(2,607)	(908)	(139)	(4,375)	(8,243)	(1,263)
Other Income	55,371	55,916	8,570	145,853	165,346	25,340
Other Expense	(19,342)	(2,307)	(354)	(31,784)	(24,576)	(3,766)
Income/(Loss) before Income Tax and Share of Net Loss of Equity Investees	139,655	(486,601)	(74,575)	193,084	(1,660,764)	(254,526)
Income Tax Expense	(6,883)	(6,268)	(961)	(20,027)	(22,124)	(3,391)
Income/(Loss) before Share of Net loss of Equity Investees	132,772	(492,869)	(75,536)	173,057	(1,682,888)	(257,917)
Share of Net Loss of Equity Investees	(172)	(66)	(10)	(355)	(180)	(28)
Net Income/(Loss) from continuing operations	132,600	(492,935)	(75,546)	172,702	(1,683,068)	(257,945)
Net loss from discontinued operations	(89,190)	(137,129)	(21,016)	(391,770)	(368,156)	(56,422)
Net Income/(Loss)	43,410	(630,064)	(96,562)	(219,068)	(2,051,224)	(314,367)
Net Loss from continuing operations attributable to non-controlling interests	(8,008)	(5,326)	(816)	(16,652)	(25,716)	(3,941)
Net Income/(Loss) attributable to Best Inc.	51,418	(624,738)	(95,746)	(202,416)	(2,025,508)	(310,426)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,985,413	1,383,317	212,003
Restricted Cash	1,786,832	2,102,426	322,211
Accounts and Notes Receivables	1,228,995	992,410	152,093
Inventories	106,483	44,133	6,764
Prepayments and Other Current Assets	2,728,812	3,318,736	508,618
Short-term Investments	1,057,598	268,647	41,172
Amounts Due from Related Parties	246,758	255,917	39,221
Lease Rental Receivables	483,363	497,127	76,188
Assets held for sale	64,195	483,893	74,160
Total Current Assets	9,688,449	9,346,606	1,432,430
Non-current Assets
Property and Equipment, Net	2,924,404	4,079,235	625,170
Intangible Assets, Net	20,408	12,198	1,869
Long-term Investments	230,855	221,426	33,935
Goodwill	289,319	295,759	45,327
Non-current Deposits	118,629	129,645	19,869
Other Non-current Assets	346,645	543,949	83,364
Restricted Cash	175,700	709,848	108,789
Lease Rental Receivables	993,260	647,678	99,261
Operating Lease Right-of-use Assets	4,209,014	3,841,813	588,784
Assets held for sale	496,173	—	—
Total non-current Assets	9,804,407	10,481,551	1,606,368
Total Assets	19,492,856	19,828,157	3,038,798
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	104,899	95,149	14,582
Short-term Bank Loans	2,510,500	3,082,537	472,419
Accounts and Notes Payable	3,391,383	4,144,711	635,205
Income Tax Payable	7,358	14,550	2,230
Customer Advances and Deposits and Deferred Revenue	1,488,630	1,526,051	233,878
Accrued Expenses and Other Liabilities	2,006,049	2,466,460	378,002
Financing Lease Liabilities	1,363	1,581	242
Operating Lease Liabilities	975,475	1,038,215	159,113
Amounts Due to Related Parties	9,769	34,651	5,310
Liabilities held for sale	74,242	167,906	25,733
Total Current Liabilities	10,569,668	12,571,811	1,926,714

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB		US$
Non-current Liabilities
Convertible senior notes held by related parties	680,104	1,617,846		247,946
Convertible Senior Notes held by third parties	680,104	642,121		98,409
Operating Lease Liabilities	3,388,908	3,014,945		462,061
Financing Lease Liabilities	2,072	2,698		413
Deferred Tax Liabilities	828	—		—
Other Non-current Liabilities	137,184	175,584		26,909
Long-term Bank Loans	—	78,548		12,038
Liabilities held for sale	118,704	—		—
Total Non-current Liabilities	5,007,904	5,531,742		847,776
Total Liabilities	15,577,572	18,103,553		2,774,490
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,983
Treasury Shares	—	(211,352)		(32,391)
Additional Paid-In Capital	19,353,400	19,487,232		2,986,549
Statutory reserves	7,865	8,038		1,232
Accumulated Deficit	(15,629,537)	(17,710,964	) (12)	(2,714,324)
Accumulated Other Comprehensive Income	163,196	151,677		23,246
BEST Inc. Shareholders’ Equity	3,920,912	1,750,619		268,295
Non-controlling Interests	(5,628)	(26,015)		(3,987)
Total Shareholders’ Equity	3,915,284	1,724,604		264,308
Total Liabilities and Shareholders’ Equity	19,492,856	19,828,157		3,038,798

(12) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB8,217,157.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from continuing operating activities	606,189	346,937	53,172	1,131,226	11,188	1,715
Net cash used in discontinued operating activities	(119,385)	(122,616)	(18,792)	(278,393)	(242,423)	(37,153)
Net cash Generated from/(Used in) operating activities	486,804	224,321	34,380	852,833	(231,235)	(35,438)
Net cash used in continuing Investing Activities	(532,859)	(162,881)	(24,963)	(1,918,474)	(872,353)	(133,694)
Net cash generated from/(used in) discontinued Investing activities	3,934	(1,226)	(188)	5,992	(580)	(89)
Net cash used in investing activities	(528,925)	(164,107)	(25,151)	(1,912,482)	(872,933)	(133,783)
Net cash generated from/(used in) continuing financing activities	373,080	(172,599)	(26,452)	2,377,212	1,760,684	269,837
Net cash generated from/(used in) discontinued financing activities	80,000	(17,500)	(2,682)	(365,400)	(212,500)	(32,567)
Net cash generated from/(used in) financing activities	453,080	(190,099)	(29,134)	2,011,812	1,548,184	237,270
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(36,216)	(110,778)	(16,977)	5,644	(192,110)	(29,442)
Net Increase/(Decrease) in Cash and Cash Equivalents, and Restricted Cash	374,743	(240,663)	(36,882)	957,807	251,906	38,607
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,582,472	4,449,784	681,959	2,999,408	3,957,215	606,470
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,957,215	4,209,121	645,077	3,957,215	4,209,121	645,077
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	9,270	13,530	2,074	9,270	13,530	2,074
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	3,947,945	4,195,591	643,003	3,947,945	4,195,591	643,003

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 13 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(13)	Total
Net Income/(Loss)	(263,884)	11,468	(79,027)	(60,688)	(37,538)	12,862	(76,128)	(492,935)
Add:
Depreciation & Amortization	102,688	18,121	10,095	3,753	2,405	355	7,171	144,588
Interest Expense	—	—	—	—	—	—	53,473	53,473
Income Tax Expense/(Benefit)	1,235	—	(220)	—	—	5,253	—	6,268
Subtract:
Interest Income	—	—	—	—	—	—	(16,621)	(16,621)
EBITDA	(159,961)	29,589	(69,152)	(56,935)	(35,133)	18,470	(32,105)	(305,227)
Add:
Share-based Compensation Expenses	1,706	2,373	1,829	2,255	625	58	17,261	26,107
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(8,850)	(8,850)
Adjusted EBITDA	(158,255)	31,962	(67,323)	(54,680)	(34,508)	18,528	(23,694)	(287,970)
Adjusted EBITDA Margin	(2.7)%	2.0%	(12.4)%	(21.6)%	(3.6)%	31.7%	—	(3.1)%

	Three Months Ended December 31, 2019
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(14)	Total
Net Income/(Loss)	261,633	16,097	(68,105)	(64,395)	(14,457)	34,705	(32,878)	132,600
Add:
Depreciation & Amortization	70,267	14,088	6,221	2,676	48	(134)	10,698	103,864
Interest Expense	—	—	—	—	—	—	26,719	26,719
Income Tax Expense/(Benefit)	1,701	21	215	(213)	—	5,172	(13)	6,883
Subtract:
Interest Income	—	—	—	—	—	—	(24,149)	(24,149)
EBITDA	333,601	30,206	(61,669)	(61,932)	(14,409)	39,743	(19,623)	245,917
Add:
Share-based Compensation Expenses	4,237	2,555	3,417	2,587	766	72	13,814	27,448
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(14,155)	(14,155)
Adjusted EBITDA	337,838	32,761	(58,252)	(59,345)	(13,643)	39,815	(19,964)	259,210
Adjusted EBITDA Margin	4.9%	2.1%	(9.6)%	(43.8)%	(1.5)%	77.0%	—	2.6%

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(15)	Total
Net Income/(Loss)	(755,305)	(199,826)	(175,072)	(251,511)	(116,782)	93,981	(278,553)	(1,683,068)
Add:
Depreciation & Amortization	357,507	64,643	42,121	15,955	4,017	1,647	29,112	515,002
Interest Expense	—	—	—	—	—	—	174,607	174,607
Income Tax Expense/(Benefit)	4,571		(178)	(830)		18,561		22,124
Subtract:
Interest Income	—	—	—	—	—	—	(74,727)	(74,727)
EBITDA	(393,227)	(135,183)	(133,129)	(236,386)	(112,765)	114,189	(149,561)	(1,046,062)
Add:
Share-based Compensation Expenses	14,188	11,123	11,006	8,803	3,144	511	80,876	129,651
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(18,688)	(18,688)
Adjusted EBITDA	(379,039)	(124,060)	(122,123)	(227,583)	(109,621)	114,700	(87,373)	(935,099)
Adjusted EBITDA Margin	(2.0)%	(2.4)%	(6.4)%	(29.3)%	(4.4)%	54.4%	—	(3.1)%

	Fiscal Year Ended December 31, 2019
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(16)	Total
Net Income/(Loss)	461,490	18,684	(122,312)	(167,600)	(22,056)	125,966	(121,470)	172,702
Add:
Depreciation & Amortization	325,950	53,684	48,405	9,510	234	1,225	37,093	476,101
Interest Expense	—	—	—	—	—	—	79,486	79,486
Income Tax Expense/(Benefit)	1,701	21	357	(1,027)	—	18,988	(13)	20,027
Subtract:
Interest Income	—	—	—	—	—	—	(95,440)	(95,440)
EBITDA	789,141	72,389	(73,550)	(159,117)	(21,822)	146,179	(100,344)	652,876
Add:
Share-based Compensation Expenses	20,209	8,531	11,110	7,480	2,498	247	41,618	91,693
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(14,155)	(14,155)
Adjusted EBITDA	809,350	80,920	(62,440)	(151,637)	(19,324)	146,426	(72,881)	730,414
Adjusted EBITDA Margin	3.7%	1.5%	(2.8)%	(45.0)%	(0.8)%	71.4%	—	2.3%

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(16) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s net Income/(loss) to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 14 — Reconciliation of Non-GAAP Net Income/(Loss) and Non-GAAP Net Income/(Loss) Margin

	Three Months Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(17)	Total
Net Income/(Loss)	(263,884)	11,468	(79,027)	(60,688)	(37,538)	12,862	(76,128)	(492,935)
Add:
Share-based Compensation Expenses	1,706	2,373	1,829	2,255	625	58	17,261	26,107
Amortization of Intangible Assets Resulting from Business	—	—	—	—	—	—	—	—
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(8,850)	(8,850)
Non-GAAP Net Income/(Loss)	(262,178)	13,841	(77,198)	(58,433)	(36,913)	12,920	(67,717)	(475,678)
Non-GAAP Net Income/(Loss) Margin	(4.5)%	0.9%	(14.2)%	(23.1)%	(3.9)%	22.1%	—	(5.1)%

	Three Months Ended December 31, 2019
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(18)	Total
Net Income/(Loss)	261,633	16,097	(68,105)	(64,395)	(14,457)	34,705	(32,878)	132,600
Add:
Share-based Compensation Expenses	4,237	2,555	3,417	2,587	766	72	13,814	27,448
Amortization of Intangible Assets Resulting from Business	—	—	—	933	—	—	—	933
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(14,155)	(14,155)
Non-GAAP Net Income/(Loss)	265,870	18,652	(64,688)	(60,875)	(13,691)	34,777	(33,219)	146,826
Non-GAAP Net Income/(Loss) Margin	3.9%	1.2%	(10.6)%	(45.0)%	(1.5)%	67.2%	—	1.4%

(17) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(18) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2020
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(19)	Total
Net Income/(Loss)	(755,305)	(199,826)	(175,072)	(251,511)	(116,782)	93,981	(278,553)	(1,683,068)
Add:
Share-based Compensation Expenses	14,188	11,123	11,006	8,803	3,144	511	80,876	129,651
Amortization of Intangible Assets Resulting from Business	—	—	—	2,782	—	—	—	2,782
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(18,688)	(18,688)
Non-GAAP Net Income/(Loss)	(741,117)	(188,703)	(164,066)	(239,926)	(113,638)	94,492	(216,365)	(1,569,323)
Non-GAAP Net Income/(Loss) Margin	(3.8)%	(3.7)%	(8.6)%	(30.9)%	(4.5)%	44.8%	—	(5.2)%

	Fiscal Year Ended December 31, 2019
(In RMB’000)	Express	Freight	Supply Chain	Global	UCargo	Capital	Unallocated(20)	Total
Net Income/(Loss)	461,490	18,684	(122,312)	(167,600)	(22,056)	125,966	(121,470)	172,702
Add:
Share-based Compensation Expenses	20,209	8,531	11,110	7,480	2,498	247	41,618	91,693
Amortization of Intangible Assets Resulting from Business	—	—	—	3,660	—	—	—	3,660
Subtract:
Gain from appreciation of investments	—	—	—	—	—	—	(14,155)	(14,155)
Non-GAAP Net Income/(Loss)	481,699	27,215	(111,202)	(156,460)	(19,558)	126,213	(94,007)	253,900
Non-GAAP Net Income/(Loss) Margin	2.2%	0.5%	(5.1)%	(46.4)%	(0.8)%	61.5%	—	0.8%

(19) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(20) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s Diluted EPS to non-GAAP Diluted EPS for the periods indicated:

Table 15 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2020		2020
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(487,609)	(74,730)	(1,657,352)	(254,004)
Add:
Share-based Compensation Expenses	26,107	4,000	129,651	19,869
Amortization of Intangible Assets Resulting from Business Acquisitions	—	—	2,782	426
Subtract:
Gain from appreciation of investments	(8,850)	(1,356)	(18,688)	(2,864)
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(470,352)	(72,086)	(1,543,607)	(236,573)
Weighted Average Diluted Shares Outstanding During the Period
Diluted	385,575,665	385,575,665	387,492,906	387,492,906
Diluted (Non-GAAP)	385,575,665	385,575,665	387,492,906	387,492,906
Diluted EPS	(1.26)	(0.19)	(4.28)	(0.66)
Add:
Non-GAAP adjustment to net loss per share	0.04	—	0.30	0.05
Non-GAAP Diluted EPS	(1.22)	(0.19)	(3.98)	(0.61)